Exhibit 2.1

Share Purchase and Transfer Agreement

between

XTI AEROSPACE, INC.

as the Seller

and

EVO 467. GmbH as the Purchaser

concerning the sale and purchase of 100 % of the shares in

Inpixon GmbH
Berlin / Germany

3 February, 2026

1.	Legal Status	7
1.1.	Inpixon GmbH	7
1.1.1.	Corporate Information	7
1.1.2.	Share Capital	7
1.2.	IntraNav GmbH	7
1.2.1.	Corporate Information	7
1.2.2.	Share Capital	8
1.3.	Aware RTLS, Inc.	8
2.	Sale and Transfer of Inpixon Shares	8
2.1.	Sale of Inpixon Shares	8
2.2.	Ancillary Rights	8
3.	Waiver of Shareholder Loan and Capital Reserve	8
3.1.	Waiver of Shareholder Loan	8
3.2.	Seller Contribution to Inpixon Capital Reserve	9
4.	Purchase Price and Payment	9
4.1.	Fixed Purchase Price	9
4.1.1.	Purchase Price	9
4.1.2.	Balance Account Receivables Account Payables	9
4.2.	Deferred Payment of the Purchase Price	10
4.2.1.	Unwind Option	10
4.2.2.	Financial Information and Inspection Rights	10
4.2.3.	Covenant	11
4.2.4.	Discharge/Forfeiture of the Unwind Option	12
4.3.	Mode of Payment; Set-off	12
4.4.	Value Added Tax (VAT)	12
5.	Closing	13
5.1.	Closing Actions	13
5.1.1.	Closing, Closing Date	13
5.1.2.	Closing Actions	13
5.1.3.	Waiver of Closing Actions	13
5.1.4.	Closing Confirmation	13
5.2.	New List of Shareholders, PoA	14
6.	Undertakings Post-Closing	14
6.1.	Exchange of Directors at IntraNav and Aware	14
6.2.	IP and Aware.	14
6.3.	Regulatory Filings	14
6.4.	Commercial Registry Matters	14

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7.	Representations and Warranties of the Seller	15
7.1.	Authority of the Seller	15
7.2.	Existence, Corporate Status	15
7.2.1.	Corporate Status	15
7.2.2.	Group Structure	16
7.3.	Ownership and Shareholdings	16
7.3.1.	Issuance of Shares	16
7.3.2.	Ownership and Free Disposal	17
7.3.3.	Agreements with shareholders or related parties	17
7.4.	Litigation	17
7.5.	Data Protection	17
7.5.1.	No Notification of Non-Compliance	17
7.5.2.	No Further Warranty	18
7.6.	Compliance with Laws	18
7.7.	Permits	18
7.8.	Employees	19
7.9.	Financial Statements	20
7.9.1.	Compliance with GAAP	20
7.10.	Conduct of Business	20
7.11.	Material Agreements	21
7.12.	Intellectual Property	22
7.13.	Information Technology	22
7.14.	Real Estate	23
7.15.	Insurance	23
7.16.	Customers and Suppliers	24
7.17.	Brokers	24
7.18.	No further representations	24
8.	Seller’s Liability	25
8.1.	Compensable damages of the Purchaser, Restitution in kind	25
8.2.	Limitations of Liability	25
8.3.	Time limitation	25
8.4.	Excluded Items	26
8.5.	Disclosed Matters	26
8.5.1.	Exclusion of liability in case of Purchaser´s knowledge	26
8.5.2.	Exclusion of liability in case of Purchaser´s deemed knowledge	27
8.5.3.	No Knowledge of Claims	27

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8.6.	No double-dip	27
8.7.	Notification of a Breach of Warranty	27
8.8.	Third Party Claim	28
8.9.	Mitigation	28
8.10.	No further rights and claims of the Purchaser	28
9.	Covenants not to Compete; Non-Solicitation/ Operating Capital	29
9.1.	Covenant	29
9.2.	Unwind Option Case	29
9.3.	Operating Capital	29
10.	Taxes	30
10.1.	Definitions	30
10.2.	Tax Indemnification	31
10.3.	Indemnification Claim	31
10.4.	Tax Refunds and Overprovisions	33
10.5.	Tax Covenant	33
10.6.	Cooperation on Tax Matters	34
10.7.	Time Limitation	35
10.8.	Limitations	35
11.	Representations and Warranties of the Purchaser	35
11.1.	Purchaser’s Warranties	35
11.1.1.	Acquisition for own Account	35
11.1.2.	Corporate Status and Authority	35
11.1.3.	Brokers	36
11.1.4.	No approval of Authorities	36
11.2.	Remedies of Sellers	36
12.	Purchaser’s Undertaking	36
12.1.	Subordination of Claims	36
12.2.	Indemnity	37
13.	Transition of Business	37
13.1.	General Cooperation	37
14.	Governing Law; Dispute Resolution	37
14.1.	Governing Law	37
14.2.	Arbitration	37
15.	Miscellaneous	37
15.1.	Notices	37
15.2.	Confidentiality	39
15.3.	Fees and Expenses	40
15.4.	Entire Agreement	40
15.5.	Amendments and Waivers	40
15.6.	Assignment	40
15.7.	Interpretation	40
15.8.	Severability	41

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Definitions

2025 PO	29
Account Payables	9
Accounting System Transition	11
Accounts Receivable	9
Addition to Capital Reserve	9
Affiliate	41
Agreement	7
AktG	16
Arrow Electronics	29
Aware	6, 8
Aware Assets	6
Aware Bill of Sale	6
Aware Business	6
Aware Contracts	14
Aware Share	6
Aware Shares	6
Balance Accounts Receivable / Accounts Payable	9
BGB	15
Breach	25
Breach Notice	28
Business Day	41
Closing	13
Closing Date	13
Competing Business	29
Contract Manufacturer	29
Financial Statements	20
GmbHG	14
HR System Transition	11
Indemnifiable Taxes	31
Inpixon	6
Inpixon Business	6
INPIXON Shares	6
InsO	16
IntraNav	6
IntraNav Shares	8
IP Rights	22
IT System Transition	11
Key Employees	19
LaaS	9
Leased Real Property	23
Material Agreements	21
Maturity Date	10

Option Shares	10
Ordered Components	29
Overprovision	33
Parties	6
Party	6
Products	29
Public Permits	18
Purchase Price	9
Purchaser	6
Reconciliation Period	9
Relevant Tax Proceedings	34
Scheduled Closing Date	13
Seller	6
Sellers Bank Account	12
Seller’s Best Knowledge	17
Seller’s Warranties	15
Seller’s Warranty	15
Share	6
Shareholder Loan	6
Shareholder Loan Agreement Inpixon	6
Shareholder Loan Agreement IntraNav	6
Shareholder Loan Inpixon	6
Shareholder Loan IntraNav	6
Shareholder Loan Waiver	8
Shareholder Loan Waiver Inpixon	8
Shareholder Loan Waiver IntraNav	8
Signing Date	6
Target Group Companies	6
Tax Authorities	30
Tax Benefit	31
Tax Indemnification Claim	31
Tax Refund	33
Tax Return	30
Taxes	30
Third Party Claim	28
Transaction	6
Unwind Buy-Out Amount	12
Unwind Option	10
Unwind Option Exercise Period	10
Unwind Option Notice	10
Unwind Payment	12
UStG	12
VAT	12

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sHARE purchase and transfer agreement

between

(1)	XTI Aerospace, Inc., a Nevada/US corporation, having its business address at 8123 S. InterPort Boulevard, Englewood, Colorado 80112 / USA

(the “Seller”);

and

(2)	EVO 467. GmbH (in future: Inpixon Holding GmbH), a limited liability company under the laws of Germany, having registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under HRB 141107

(the “Purchaser”)

The Seller and the Purchaser hereinafter also referred to jointly as the “Parties” and each as a “Party”.

WHEREAS,

(A)	The Seller is the sole shareholder of Inpixon GmbH, a company with limited liability organized under the laws of Germany, with registered office in Berlin / Germany and having its business address at Knesebeckstraße 62/63, 10719 Berlin / Germany, registered with the commercial register of the local court (Amtsgericht) of Berlin Charlottenburg under HRB 42324 B (“Inpixon”). Inpixon’s registered share capital amounts to a total nominal value of EUR 656,830.00 divided into 656,830 shares with serial nos. 1 to 656,830 having a nominal amount of EUR 1.00 each (each an “Inpixon Share” and jointly the “Inpixon Shares”).

(B)	Inpixon is the sole shareholder of Aware RTLS, Inc., a Texas/US corporation, having its registered office at 15505 Wright Brothers Dr., Suite 2B, Addison, Texas 75001 (“Aware”). Aware has one million common shares authorized, of which 1,000 shares (each an “Aware Share” and jointly the “Aware Shares”) were issued to Seller in exchange for the Seller’s contribution of all those assets (the “Aware Assets” pursuant to that certain Bill of Sale, dated January 26, 2026 (the “Aware Bill of Sale”) used by Seller in connection with the operation of the Aware (the “Aware Business”) prior to Seller’s formation of Aware on January 26, 2026.

(C)	Inpixon holds all shares in IntraNav GmbH, a company with limited liability organized under the laws of Germany, registered with commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under HRB 92924 (“IntraNav”, jointly with Inpixon the “German Target Group Companies”, the Germany Target Group Companies jointly with Aware the “Target Group Companies”).

(D)	The German Target Group Companies provide solutions in the field of indoor positioning, real-time localization, and sensor technologies and they develop and distribute systems (hardware and software) that use sensor technology, radio technologies (e.g., UWB, BLE, RFID), and data analysis to enable the precise location of people, devices, and objects within buildings (“Inpixon Business”).

(E)	Under the shareholder loan agreement dated 26 January 2021 attached as Schedule (E) (the “Shareholder Loan Agreement Inpixon”), the Seller has granted Inpixon a shareholder loan (hereinafter jointly with any other loans Seller granted to Inpixon in the past, collectively, the “Shareholder Loan Inpixon”) with the total outstanding principal balance of such Shareholder Loan being in the amount of EUR 13,193,326.47.

(F)	Inpixon used such funds partly for providing intra-company financing to its subsidiary IntraNav. Under the shareholder loan agreement dated 23 August 2021 attached as Schedule (F) (the “Shareholder Loan Agreement IntraNav“ as well as any other oral or written loan arrangements (the “Shareholder Loan IntraNav”), Inpixon has granted a line of credit to IntraNav with the total outstanding principal balance of such Shareholder Loan IntraNav being in the amount of 5,875,273.12. (the “Shareholder Loan Inpixon and the Shareholder Loan IntraNav together the Shareholder Loan”),).

(G)	The Seller is currently restructuring Seller’s group of companies and disposes of non-core business operations. The German Target Group Companies are in financial distress.

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(H)	The Purchaser is a newly incorporated acquisition vehicle that is currently fully owned by

(i)	Wegesrand Technologie Holding GmbH (in the future: Texentium Labs GmbH), August-Pieper-Straße 4, 41061 Mönchengladbach, registered with the commercial register of the local court of Mönchengladbach under HRB 19405, and

(ii)	Fyrish Ventures AB, with registered seat in Sollentuna, Sweden, registered with the Bolagsverket (Swedish Companies Registration Office) under registration number 559005-1651.

(I)	The Seller wishes to sell to the Purchaser, and the Purchaser is willing to acquire all shares in Inpixon from the Seller granted to Inpixon upon the terms and conditions set forth in this share purchase and transfer agreement (the “Agreement”). (the “Transaction”).

(J)	“Signing Date” means the day on which this Agreement is notarized.

Now therefore, the Parties agree as follows:

1.	Legal Status

1.1.	Inpixon GmbH

1.1.1.	Corporate Information

Inpixon GmbH (formerly named (firmierend) Nanotron Technologies GmbH) is a company with limited liability (Gesellschaft mit beschränkter Haftung, GmbH) with registered office in Berlin / Germany, having its business address at Knesebeckstraße 62/63, 10719 Berlin / Germany and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Berlin Charlottenburg under HRB 42324 B.

1.1.2.	Share Capital

Inpixon’s registered share capital amounts to a total nominal value of EUR 656,830.00 divided into 656,830 shares with serial nos. 1 to 656,830 having a nominal amount of EUR 1,00 each. The Seller is the sole shareholder of Inpixon and holds all shares in Inpixon.

1.2.	IntraNav GmbH

1.2.1.	Corporate Information

IntraNav GmbH is a company with limited liability (Gesellschaft mit beschränkter Haftung, GmbH) with registered office in Eschborn / Germany, having its business address at Frankfurter Strasse 27, 65760 Eschborn / Germany and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under HRB 92924.

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1.2.2.	Share Capital

The registered share capital of IntraNav GmbH amounts to a total nominal value of EUR 52,829.00. It is divided into 52,829 shares with the serial nos. 5 through 52,833, having a nominal amount of EUR 1.00 each. All shares, except for the shares with serial nos. 14,380 through 15,629, which are owned by IntraNav itself, are held by Inpixon (the shares held by Inpixon the “IntraNav Shares”). The current list of shareholders filed with the commercial register does not yet reflect the change of Inpixon’s name from Nanotron Technologies GmbH to Inpixon GmbH and, therefore, needs to be updated.

1.3.	Aware RTLS, Inc.

Aware RTLS, Inc., a Texas/US corporation, having its registered office at 15505 Wright Brothers Dr., Suite 2B, Addison, Texas 75001 (“Aware”). Aware has one million common shares authorized, of which 1,000 shares (each an “Aware Share” and jointly the “Aware Shares”) were issued to Seller in exchange for the Seller’s contribution of all those assets (the “Aware Assets” pursuant to that certain Bill of Sale, dated January 26, 2026 (the “Aware Bill of Sale”) used by Seller in connection with the operation of the Aware (the “Aware Business”) prior to Seller’s formation of Aware on January 26, 2026. Seller has contributed all of its Aware Shares to Inpixon, as of January 29, 2026.

2.	Sale and Transfer of Inpixon Shares

2.1.	Sale of Inpixon Shares

The Seller hereby sells and assigns (verkauft und tritt ab) all of the Inpixon Shares to the Purchaser upon the terms and conditions of this Agreement. The Purchaser hereby accepts such sale and assignment and purchases the Inpixon Shares from the Seller.

2.2.	Ancillary Rights

The sale and transfer of the Inpixon Shares shall include all ancillary rights appertaining thereto (Nebenrechte) including the right to receive all profits for the financial year beginning on 1 January 2026 and the right to any accrued profits for all previous financial years if and to the extent they have not been distributed to the Seller before the Signing Date. Any subsequent amendments to the annual accounts of the German Target Group Companies after the Signing Date shall not entitle the Seller to any subsequent dividend rights in case of surplus profits or the Purchaser to a purchase price adjustment in case of a shortfall in profits.

3.	Waiver of Shareholder Loan and Capital Reserve

3.1.	Waiver of Shareholder Loan

Immediately prior to the Signing Date, the Seller waived its claim for repayment under the Shareholder Loan Inpixon including accrued interest (the “Shareholder Loan Waiver Inpixon”) in a waiver letter substantially in the form of the draft attached as Schedule 3.1.

Immediately prior to the Signing Date, Inpixon waived its claim for repayment under the Share-holder Loan IntraNav including accrued interest (the “Shareholder Loan Waiver IntraNav”, together with the Shareholder Loan Waiver Inpixon, the “Shareholder Loan Waiver”).

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3.2.	Seller Contribution to Inpixon Capital Reserve

At or prior to the Signing Date, Seller shall contribute to the capital reserve of Inpixon USD 500,000 (the “Addition to Capital Reserve”).

4.	Purchase Price and Payment

4.1.	Fixed Purchase Price

4.1.1.	Purchase Price

The total (net) purchase price for the sale and transfer of the Inpixon Shares amounts in total to EUR 4,640,000 (in words: Euro Four Million Six Hundred Forty Thousand) (the “Purchase Price”). The Purchase Price is a fixed price and is not subject to any adjustment, subject to Section 4.2 below.

4.1.2.	Balance Account Receivables Account Payables

a)	“Accounts Receivable” shall mean all trade receivables of the Inpixon Business existing as of the Signing Date, as reflected in Schedule 4.1.3(a), excluding any amounts recorded or treated as deferred revenue, including (without limitation) deferred revenue relating to location-as-a-service (“LaaS”) products for which hardware has been installed but revenue has not yet been recognized for accounting purposes. For the avoidance of doubt, such excluded deferred revenue is currently estimated to be approximately EUR 500,000.

b)	The “Account Payables” shall mean the payables in accounts the Inpixon Business has as of the Signing Date, as reflected in Schedule 4.1.3(b).

c)	“Balance Accounts Receivable / Accounts Payable” means the aggregate amount of the Accounts Receivable minus the Accounts Payable, in each case as of the Signing Date.

d)	The Purchaser shall use, and shall procure that the Target Group Companies use commercially reasonable efforts to collect the Account Receviable, and shall procure that the Target Group Companies pay the Balance Accounts Receivable / Accounts Payable to the Seller to the extent collected, no later than the first anniversary of the Closing Date.

e)	The Balance Accounts Receivable / Accounts Payable shall be interest-free and free of any penalties, collection fees, or other charges in respect of amounts collected and paid in full on or before the first anniversary of the Closing Date.

f)	Any portion of the Balance Accounts Receivable / Accounts Payable that has been collected but remains unpaid after the first anniversary of the Closing Date shall accrue interest, from and including such anniversary date until paid in full, at the statutory default interest rate in the event of default. Interest shall be calculated on the basis of a 360 day year and the actual number of days elapsed. No additional default premium, late fee, penalty, or collection charge shall apply for delayed payment of the Balance Accounts Receivable / Accounts Payable. The Parties agree to reconcile the exact Accounts Receivable and Accounts Payables within 30 days following the Closing Date (the “Reconciliation Period”).

g)	For purposes of determining amounts collected and outstanding under the Balance Accounts Receivable / Accounts Payable, the Purchaser shall apply any cash receipts received from customers first to the Accounts Receivable included in the Balance Accounts Receivable / Accounts Payable, prior to applying such receipts to any post-Closing receivables from the same customer.

h)	Purchaser shall pay and cause the Target Group Companies to pay and be responsible for all payroll and other employee obligations of such Target Group Companies as of 1 February 2026, irrespective of the Signing Date or the Closing Date. The Purchaser shall therefore indemnify the Seller from all costs arising from payroll and other employee obligation of the Target Group Companies as of 1 February 2026.

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4.2.	Deferred Payment of the Purchase Price

The Purchase Price shall not become due and payable to the Seller as of the Signing Date but be deferred and bear interest at rate of 5% per annum as from the Signing Date until the fourth anniversary of the Closing Date (the “Maturity Date”) as which time the remaining unpaid balance of the Purchase Price, including all accrued, but unpaid interest, shall be paid in full, subject to the provisions of Section 4.2 below, as applicable.

4.2.1.	Unwind Option

a.)	The Seller shall have the right (“Unwind Option”) to require the Purchaser to (re)transfer to Seller, all of the Inpixon Shares, as well as any other shares in Inpixon (inclusive of the other Target Group Companies, jointly the “Option Shares”), when the Seller exercises the Unwind Option.

b.)	The transfer of the Option Shares shall include all ancillary rights appertaining thereto (Nebenrechte) including the right to receive all profits for the then running financial year beginning and the right to any accrued profits for all previous financial years if and to the extent they have not been distributed to the Purchaser before. Section 2.2, last sentence, shall apply correspondingly.

c.)	The Seller may exercise the Unwind Option by written notice to the Purchaser (the “Unwind Option Notice”) at any time during that fifteen (15) month period (the “Unwind Option Exercise Period”) beginning on the first day of the thirty-seventh (37th) month following the Signing Date and continuing to the end of the fifty-second (52nd) month following the Signing Date.

d.)	The Unwind Option applies to the entirety of the Option Shares (and not only a certain part and/or amounts thereof).

e.)	Immediately upon the exercise of the Unwind Option by the Seller, the Seller and Purchaser shall take all necessary actions and make all necessary declarations and enter into any necessary agreements in the required legal form to complete the (re)assignment of the Option Shares to the Seller. The assignment of the Option Shares shall be made without payment of a purchase price or other remuneration and by granting customary warranties in a scope similar to those granted by Seller to Purchaser under this Agreement. The costs for the notarization (if any) of the related agreements shall be borne by the Seller.

f.)	If the Seller exercises the Unwind Option, the Purchaser shall not have any claim against the Seller or the Target Group Companies for damages, indemnification or any other cost compensation or remuneration.

g.)	If the Seller exercises the Unwind Option, all unpaid amounts due to the Purchase Price, shall be forgiven.

h.)	Should the Seller not exercise the Unwind Option within the Unwind Option Exercise Period, then (i) the Unwind Option will be forgiven and expire without any compensation, and (ii) all unpaid amounts due on the Purchase Price, shall be forgiven.

4.2.2.	Financial Information and Inspection Rights

a)	Delivery of Financial Statements and Information. Until the Purchase Price has been fully paid, Purchaser shall provide and procure or instruct the Target Group Companies to provide to the Seller such information regarding the operations, assets, liabilities and financial condition of the Purchaser and the Target Group Companies as the Seller may reasonably request for the purpose of obtaining an overview of the Target Group Companies’ economic and financial situation. The information to be provided shall in particular comprise for each Target Group Company (i) the annual financial statements (including balance sheet, profit and loss statement and notes, a statement of cash flows, and changes in equity as to Purchaser or any of the Target Group Companies), (ii) the management accounts (Betriebswirtschaftliche Auswertung) for the last calendar year and (iii) an overview of all account receivables and accounts payable of the Target Group Companies.

b)	Inspection Rights. In addition, the Purchaser shall procure that Seller gets access to appropriate members of senior management to discuss with the Seller in person or via video conference the financial performance and outlook of the Target Group Companies and answer any queries that the Seller may raise in connection with the economic and financial situation.

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4.2.3.	Covenant

a.)	The Seller agrees to assist Purchaser in the transition of Accounting and IT Systems, as follows:

(i)	Accounting Systems Transition.

Seller shall assist Purchaser and the Target Group Companies in transitioning the Target Group Companies’ accounting and financial data from Seller’s existing accounting systems (including Seller’s ERP and related financial platforms) to such accounting systems and software as Purchaser may elect to use (the “Accounting Systems Transition”). For a reasonable transitional period not to exceed three (3) months following the Closing Date, Seller shall make certain of its accounting and finance personnel reasonably available to assist Purchaser and the Target Group Companies in connection with the Accounting Systems Transition.

All such assistance shall be provided on a fee-for-service basis, and Purchaser shall reimburse Seller for:

(A) all time spent by Seller’s personnel in connection with the Accounting Systems Transition, charged at Seller’s then-current internal or external cost rates (as applicable), and

(B) all direct, allocable accounting system costs incurred by Seller during the transition period that are attributable to the Target Group Companies, including without limitation ERP system fees, accounting software subscriptions, reporting tools, and related third-party service costs, in each case plus reasonable out-of-pocket expenses.

(ii)	HR Systems and Payroll Support.

To the extent Seller provides transitional access to, or support in connection with, human resources, payroll, or employee administration systems used by the Target Group Companies prior to the Closing Date (including, without limitation, BambooHR or similar platforms) (the “HR System Transition”), Purchaser shall reimburse Seller for all direct, allocable HR system costs, subscription fees, and personnel time incurred by Seller in support of the Target Group Companies during the applicable transition period not to exceed three (3) months following the Closing Date, on the same fee-for-service basis described above.

(iii)	IT Systems Transition and Subscription Costs

Seller shall, upon Purchaser’s reasonable request, assist Purchaser and the Target Group Companies in transitioning certain software systems, IT infrastructure, and technology tools used by the Target Group Companies prior to the Signing Date and which Purchaser desires the Target Group Companies to continue using (the “IT Systems Transition”). Seller shall make certain of its personnel reasonably available to assist with such IT Systems Transition for a reasonable period not to exceed three (3) months following the Closing Date.

Purchaser acknowledges and agrees that:

(A) the Target Group Companies shall be responsible for obtaining and maintaining their own software licenses and third-party rights following the Closing Date, and

(B) Purchaser shall reimburse Seller for all direct, allocable IT system and subscription costs incurred by Seller during the transition period that are attributable to the Target Group Companies, including without limitation Microsoft licenses, cloud services, security tools, collaboration software, hosting services, and other SaaS or IT subscriptions, whether prepaid by Seller or paid by Seller to maintain continuity of operations.

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(iv)	Invoicing and Payment.

Seller shall invoice Purchaser monthly for all personnel time, system costs, subscription fees, and out-of-pocket expenses incurred pursuant to this Section. Purchaser shall pay such invoices in accordance with Seller’s standard payment terms.

(v)	No Ongoing Obligation.

Seller shall have no obligation to provide any accounting, HR, IT, or other operational services to Purchaser or the Target Group Companies following the expiration of the applicable transition periods. Nothing herein shall be construed as creating a transition services agreement or any obligation beyond the limited, paid transitional assistance expressly described in this Section.

b.)	The Purchaser undertakes towards the Seller to procure, and exercise its membership rights in Inpixon respectively (for instance by instructing Inpixon’s managing director(s) and passing shareholder’s resolutions respectively) that, until the Purchase Price (together with any accrued, but unpaid interest) has been paid in full, the Target Group Companies will use their capital and funds exclusively for bona fide business purposes of the Target Group Companies and their businesses, including reasonable operational expenses, salaries and reasonable management compensation, capital expenditures, product development, and growth initiatives and not for dividends, distributions to Purchaser or its equity holders, upstream loans, or any disguised distributions. Reasonable management fees and salaries paid by the Target Group Companies to members of Purchaser for bona fide services rendered to the Target Group Companies, and distribution of EUR 130,000 to the Parties to pay legal and advisory fees incurred in connection with the Transaction, are expressly permitted.

4.2.4.	Discharge/Forfeiture of the Unwind Option

The Purchaser may at any time prior to the Maturity Date, discharge Seller’s Unwind Option by effecting a payment (the “Unwind Payment”) of at least 50% of the entire Purchase Price plus interest pursuant to Section 4.2 above accrued as per and including the actual payment date in cash to the Seller (the “Unwind Buy-out Amount”) and thereafter the terms of Section 4.2.1 shall no longer be applicable.

4.3.	Mode of Payment; Set-off

(1)	Any payments to be made by the Purchaser to the Seller under this Section 4 shall be made in EUR without deduction by irrevocable wire transfer of immediately available funds to the bank accounts set forth in Schedule 4.3 (the “Seller’s Bank Account”).

(2)	Unless expressly agreed otherwise under this Agreement, all payments due under or in connection with this Agreement shall bear interest at the statutory default interest rate in the event of default by one of the Parties. Interest shall be calculated on the basis of the actual number of days elapsed and a year of 360 days.

(3)	Unless expressly provided otherwise in this Agreement, any right to set-off (Aufrechnung) and / or retention right (Zurückbehaltungsrecht) of a Party under this Agreement shall be excluded and is hereby expressly waived by the Parties unless the respective counterclaim in question is undisputed or has been finally awarded (rechtskräftig) by a court or in arbitration in favor of the Party entitled to such right.

4.4.	Value Added Tax (VAT)

It is the joint understanding of the Parties that the Transaction is either not subject to value added tax (or comparable foreign tax) (“VAT”) or exempt from VAT. The Seller will refrain from waiving any VAT exemptions and will not opt for VAT. If Seller must pay VAT, the Purchase Price shall be increased by the amount of such VAT, unless such VAT is owed as result of waiving a VAT exemption and opting for VAT. The Purchaser is obliged to pay the relevant additional amounts to the Seller within ten (10) Business Days after receipt of a proper invoice in accordance with sections 14, 14a German VAT Act (Umsatzsteuergesetz, “UStG”) or comparable provisions of a law of any other applicable jurisdiction.

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5.	Closing

5.1.	Closing Actions

5.1.1.	Closing, Closing Date

Immediately following the notarization of this Agreement, or on such other date as mutually agreed upon by the Parties, and provided that on such date the Closing Condition continues to be fulfilled or waived, the Parties shall consummate the Closing Actions (as defined below), which in their entirety shall constitute the “Closing”.

The Closing shall primarily take place virtually by carrying out the Closing Actions by exchanging and/or signing the required documentation electronically (e-mail, fax or electronic signature), unless statutory law provides for a stricter form requirement.

Any matters which require the physical presence of any individuals to be carried out shall take place at such location(s) as mutually agreed upon by the Parties on the Closing Date.

The day on which the Closing is supposed to take place shall be referred to as the “Scheduled Closing Date”. The day on which the Closing actually takes place and is completed shall be referred to as the “Closing Date”.

5.1.2.	Closing Actions

On or before the Scheduled Closing Date, the Parties shall take simultaneously (Zug um Zug) the following actions (the “Closing Actions”), to the extent they have not already been performed before:

The Seller shall pass together with the Purchaser a shareholder’s resolution of Inpixon substantially in the form of the draft attached as Schedule  5.1.2 (A), withdrawing the appointment of Mr Soumya Das as managing director of Inpixon and appointing Mr. David Almström as the new managing director of Inpixon with immediate effect as of the Closing Date and to effect the corresponding register filings no later than within 3 Business Days as from the Closing Date.

(i)	The Seller shall indemnify, defend, and hold harmless the Purchaser and the relevant Target Group Company(ies) from and against any and all liabilities, claims, damages, losses, costs, and expenses (including reasonable attorneys’ fees) arising from or related to the withdrawal of the appointment of Mr. Soumya Das as managing director of Inpixon and IntraNav; and of Michael Tapp as director of Aware; and the termination of any agreements with the directors of the Target Group Companies.

5.1.3.	Waiver of Closing Actions

The Purchaser may waive the Closing Actions set forth in Sections 5.1.2 by written notice to the Seller. The effect of a waiver shall be limited to eliminating the need that the respective Closing Action is being taken at the Closing and shall not limit or prejudice any claims any Party may have with respect to any circumstances relating to such Closing Action not being taken pursuant to this Agreement.

5.1.4.	Closing Confirmation

After all Closing Actions have been performed or waived, the Parties shall vice versa confirm in a written document, a draft of which is attached hereto as Schedule  5.1.4 (the “Closing Confirmation”) that the Closing Actions have been performed or waived and that the Closing has occurred. The legal effect of the Closing Confirmation shall be limited to serving as evidence that all Closing Actions have been performed or waived and that the Closing has occurred, but the execution of the Closing Confirmation shall not limit or prejudice the rights of the Parties arising under this Agreement or under applicable law. The Parties will provide the acting notary with a copy of the Closing Confirmation once executed.

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5.2.	New List of Shareholders, PoA

The Parties hereby irrevocably instruct the acting notary to file a new list of shareholders in accordance with Sec. 16 para 1 and Sec. 40 para 2 German Limited Liabilities Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung, “GmbHG”) with the commercial register of Inpixon after the notary has received the Closing Confirmation duly executed and signed by the Seller and the Purchaser.

The Seller hereby irrevocably authorizes the Purchaser, with effect as of the Closing, to participate in shareholders’ meetings of Inpixon and to exercise their voting rights in relation to the shares of Inpixon and to resolve shareholders’ resolutions on behalf of the Seller before the Purchaser is deemed to be the holder of the Inpixon Shares in relation to Inpixon pursuant to Sec. 16 para 1 sentence 1 GmbHG.

6.	Undertakings Post-Closing

6.1.	Exchange of Directors at IntraNav and Aware

(1)	The Purchaser shall procure, and instruct the managing director(s) of Inpixon respectively, to pass immediately following Closing a shareholder’s resolution of IntraNav withdrawing the appointment of Mr Soumya Das as managing director of IntraNav and to effect the corresponding register filings within 3 Business Days as from the Closing Date.

(2)	The Purchaser shall procure, and instruct the managing director(s) of Inpixon respectively, to execute an Action by Unanimous Written Consent of Shareholder of Aware revoking Michael Tapp as the sole director of Aware and appointing a new director(s) and register filings within 3 Business Days as from the Closing Date.

6.2.	IP and Aware.

The Parties shall take the following actions, immediately after Closing, to the extent they have not already been performed before

a.)	The Seller assigns the contracts listed in Schedule 6.2 (the “Aware Contracts”) to Aware.

b.)	The Seller will provide the Purchaser with evidence sufficient to the Purchaser that Inpixon has all official permits, licenses, certificates and concessions to own and use the product “Nanotron”.

6.3.	Regulatory Filings

The Parties assume that no registration, filing, application, notice, approval or waiver from any court or governmental authority is necessary for the conclusion and execution of this Agreement. However, the Parties will, immediately after Closing, assess if the conclusion and execution of this Agreement and the legal transactions contemplated herein by the Purchaser, require a registration, filing, application, notice, approval or waiver from any court or governmental authority.

6.4.	Commercial Registry Matters

The current list of shareholders for Inpixon filed with the commercial register does not yet reflect the change of Seller’s name from Inpixon, Inc. to XTI Aerospace, Inc. and, therefore, needs to be updated.

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7.	Representations and Warranties of the Seller

The Seller hereby warrants to the Purchaser by way of independent guarantee pursuant to Sec. 311 para 1 of the German Civil Code (Bürgerliches Gesetzbuch, “BGB”) and subject to the requirements and limitations provided in this Sec. 7 or otherwise in this Agreement that the following statements in Section 7.1 to Section 7.17 (jointly “Seller’s Warranties” and each a “Seller’s Warranty”) are true and accurate as of the Signing Date and at any such other date specifically mentioned in any respective Seller’s Warranty, except as disclosed otherwise in Schedules or as expressly set forth otherwise in this Agreement.

The Parties agree that

a.)	the Seller’s Warranties neither constitute a quality agreement within the meaning of Sec. 434 para 1 BGB (Beschaffenheitsvereinbarung) nor a quality guaranty concerning the object of the purchase within the meaning of Sec. 444 BGB (Garantie für die Beschaffenheit der Sache);

b.)	the Seller’s Warranties are given on the basis that they are to be regarded as an allocation of risks between the Parties. This particularly applies with respect to forward looking Warranties. The Purchaser therefore acknowledges and agrees in this regard that any lack of any independent examinations or verifications of the Seller’s Warranties by the Seller shall in no event be regarded as acting in a fraudulent manner (keine Arglist aufgrund von Angaben “ins Blaue hinein”);

c.)	the Seller’s best knowledge comprises all circumstances and facts the persons listed in Schedule 7c.) actually know as of the Signing Date or could have known if they had made a reasonable inquiry with the Target Group Companies in accordance with the standard of care of a prudent businessman (Sorgfalt eines ordentlichen Geschäftsmannes, section 43 para. 1 of the Limited Liability Companies Act) (“Seller’s Best Knowledge”);

d.)	any reference to Euros (EUR) contained herein for the purpose of any disclosure thresholds or the like shall include the equivalent in any foreign currency at the exchange rate officially determined by the European Central Bank on the Signing Date; and

e.)	the liability of the Seller is subject to the terms and limitations set forth in Section 8.

7.1.	Authority of the Seller

(1)	The Seller has all requisite authority and full legal capacity to enter into and perform his obligations under this Agreement and to consummate the Transaction contemplated herein. All required approvals of any corporate body of the Seller have been given, to the extent legally required under applicable laws to execute this Agreement.

(2)	The execution and consummation of this Agreement and of the transactions contemplated therein by the Seller does not violate the articles of association, partnership agreement or other corporate documents, as the case may be, or any other legal obligations of the Seller and is not subject to challenge (Anfechtung) by any third party on any legal basis, including any creditor protection laws.

7.2.	Existence, Corporate Status

7.2.1.	Corporate Status

The information set out in Section 1 concerning the Target Group Companies is correct. The German Target Group Companies have been duly incorporated and are duly existing under the laws of the Federal Republic of Germany. Aware has been duly incorporated and is duly existing under the laws of Texas, United States of America. No written notice of termination has been given, and no termination has been announced in writing, by any shareholder of the Target Group Companies.

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7.2.2.	Group Structure

(1)	The statements contained in Section 1 regarding the ownership, the legal and capital structure of the Target Group Companies are complete and correct. Other than the shares in IntraNav and Aware, the Target Group Companies do not hold any participations in other companies and are not obliged to acquire such participations.

(2)	The Target Group Companies are not parties to any intercompany agreement within the meaning of Secs. 291, 292 of the German Stock Corporation Act (Aktiengesetz, “AktG”) or comparable provisions under foreign law or silent partnership agreement.

(3)	The current excerpts of the German Target Group Companies are attached hereto as Schedule 7.2.2 (3) The Purchaser is aware that the entries of the commercial register of the German Target Companies and the list of shareholders of the German Target Companies filed with the commercial register are not up-to-date and do not reflect all information that needs to be registered with the respective German commercial register and information on and documents of the German Target Group Companies required to be submitted to the respective commercial register may not have been duly, completely, accurately and timely registered or filed with the competent commercial register.

(4)	With exception of the supervisory board of IntraNav, none of the Target Group Companies has a supervisory board (Aufsichtsrat), advisory board (Beirat), board of directors (Verwaltungsrat) or similar body or is obliged to create such a body.

(5)	To the Seller’s Best Knowledge, no insolvency or similar proceedings have been, or have been threatened in writing to be, opened or applied for regarding the assets of Inpixon, IntraNav or Aware.

(6)	The Purchaser is aware that the German Target Group Companies are in financial distress and may face illiquidity (Zahlungsunfähigkeit) or over-indebtedness (Überschuldung) within the meaning of Sec. 18 of the German Insolvency Code (Insolvenzordnung, “InsO”), and that there may be circumstances which would require or justify the opening of or application for insolvency proceedings regarding the assets of Inpixon and/or IntraNav.

7.3.	Ownership and Shareholdings

7.3.1.	Issuance of Shares

The Inpixon Shares, the Aware Shares and the IntraNav Shares have been effectively issued, fully paid, either in cash or in kind and the related contributions on the shares made, have been maintained, not been repaid or returned in any manner, in whole or in part, whether open or disguised, directly or indirectly and there have been no payments or transactions in breach of Sec. 30 GmbHG. There is no obligation to make any additional payment or other contribution with respect to any of the shares (keine Nachschusspflichten).

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7.3.2.	Ownership and Free Disposal

The Seller is the sole legal and beneficial owner of the Inpixon Shares and Inpixon is the sole legal and beneficial owner of the Aware Shares and the IntraNav Shares.

There are no outstanding option rights, subscription rights or other specific rights entitling to or convertible into any existing or new shares in the Target Group Companies binding upon Inpixon or the Seller.

The Inpixon Shares, the Aware Shares and the IntraNav Shares are free and clear of any encumbrances, liens, pledges, other rights of the Seller or third parties or other defects of title (Rechtsmängel) established or otherwise attached to the Inpixon Shares, the Aware Shares or the IntraNav Shares.

Unless provided otherwise for by statutory law or the articles of association of the Target Companies, the Seller has the full right, capacity and authority to transfer the Inpixon Shares without transfer restrictions or encumbrances and without such a disposal infringing any rights of a third party.

7.3.3.	Agreements with shareholders or related parties

Other than the agreements listed in Schedule  7.3.3, no Target Group Company has entered into any agreement with the Seller or any of its direct or indirect shareholders, relatives (Angehörige) within the meaning of section 15 (1) of the German Tax Code of the Seller outside the ordinary course of business or at the terms which are not at arm’s length.

7.4.	Litigation

The Target Group Companies are not involved in any judicial, arbitral or regulatory proceedings, which are pending and involve in any case an amount in dispute of more than EUR 75,000.00 (in words: euro seventy-five thousand). To the Seller’s Best Knowledge, no such proceedings have been threatened in writing against any Target Group Companies.

7.5.	Data Protection

7.5.1.	No Notification of Non-Compliance

The Target Group Companies have not, in the last 36 (thirty-six) months prior to the Signing Date, received a written notice or written allegation from either a competent public authority or a data subject alleging non-compliance with data protection legislation or any of the data protection principles.

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7.5.2.	No Further Warranty

The Purchaser is aware, and the Seller does not grant any warranty in this respect except, that the Target Group Companies and their business operations may not be and may have not been compliant with applicable data protection and data security laws, regulations or code of practice, including the European General Data Protection Regulation (Datenschutzgrundverordnung) and the local data protection acts applicable to the German Target Group Companies or Aware, concerning the protection and/or processing of personal data or otherwise.

7.6.	Compliance with Laws

Except as expressly set forth otherwise in this Agreement, particularly except for data protection and data processing laws and regulations, to the Seller’s Best Knowledge, the German Target Group Companies conduct their respective business in compliance with all material applicable laws and regulations.

7.7.	Permits

Except as set forth on Schedule 7.7, to the Seller’s Best Knowledge, the Target Group Companies hold all material permits and licenses (the “Public Permits”) that are required, if any, under applicable public laws (öffentliches Recht) in order to conduct the business of the Target Group Companies as presently conducted and which are important for its respective business. To the Seller’s Best Knowledge, no Public Permit was revoked, restricted or subjected to subsequent orders (nachträgliche Anordnungen). To the Seller’s Best Knowledge, no written threat or written notice of any such revocation, restriction or subsequent order has been given. If there are any permits or licenses required not currently possessed by any of the Target Group Companies, the Purchaser agrees to obtain or establish a plan to obtain such permits or licenses within the Reconciliation Period.

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7.8.	Employees

(1)	Schedule 7.8 (1) sets forth for the German Target Group Companies complete anonymized lists of all employees (Arbeitnehmer) and the respective managing directors, indicating in each case, the date of entry, title and gross annual base salary in the calendar year 2025 (including compensation elements such as bonuses, stock options, company car and other benefits).

(2)	None of the employees of the German Target Group Companies listed in Schedule 7.8(1) who were entitled to receive in the calendar year 2025 a gross annual salary (excluding compensation elements such as bonuses, stock options, company car and other benefits) in excess of EUR 170,000 (in words: euro one hundred seventy thousand) (the “Key Employees”) has given written notice of termination of his or her employment, unless specified otherwise in Schedule 7.8(1).

(3)	To the Seller’s Best Knowledge, Salaries and wages, taxes and social security contributions are properly paid or shown as liabilities. Proper accruals have been set up in the balance sheet for unfulfilled labour law claims.

(4)	As of the Closing Date, the German Target Group Companies have not resolved any not yet implemented increases of its employees’ or managing directors’ compensation other than in the ordinary course of business and in compliance with their past practice.

(5)	There are no claims, disputes or legal proceedings pending or threatened in writing by any employee, former employee or their representatives of the German Target Group Companies before any court of law or public authority involving the German Target Group Companies and any of its current or former employees or any group of its current or former employees.

(6)	The German Target Group Companies are not bound by any collective bargaining agreements, works council agreements or social plans.

(7)	No works council or other employee representation body has been elected in the business of any Target Group Companies.

(8)	Each of the Target Group Companies have collaborated and do collaborate with freelancers or independent contractors.

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7.9.	Financial Statements

7.9.1.	Compliance with GAAP

The individual annual financial statements (including a balance sheet (Bilanz), profit and loss statement (Gewinn- und Verlustrechnung), notes (Anhang) of the German Target Group Companies for the financial years ending as of 31 December 2024 as attached hereto as Schedule  7.9.1 (the “Financial Statements”)

(i)	have to the Seller’s Best Knowledge been prepared in accordance with the provisions of the German Commercial Code (HGB) and generally accepted accounting principles (Grundsätze ordnungsgemäßer Buchführung) and

(ii)	present, in compliance with these principles, to the Seller’s Best Knowledge at the time of preparation a true and fair view of the net assets, financial position, and results of operations of the German Target Group Companies within the meaning of Section 264 para 2 of the German Commercial Code (HGB) as of the balance sheet date (Bilanzstichtag).

The Parties agree that this Section 7.9 shall not qualify as an “objective” guarantee regarding the financial statements (keine objektive Bilanzgarantie), but rather as a “subjective” guarantee regarding the financial statements (subjektive Bilanzgarantie) only. Therefore, the statements contained in this Section 7.9 shall be regarded correct, inter alia, even in the event that any (contingent) liabilities have not been reflected or provisions have not been recognized in the Financial Statements due to the subjective lack of awareness or evidence when preparing the Financial Statements (even if, from an objective perspective/in hindsight such liabilities/provisions would have been required to be reflected in the Financial Statements).

Further, the Parties agree that the financial statements as of 31 December 2025 will be prepared consistently with the manner and method used to prepare the financial statements as of 31 December 2024, as amended.

7.10.	Conduct of Business

From 1 January 2024 to the Closing Date the business operations of the Target Group Companies have been conducted in the ordinary course and substantially in the same manner as before, in particular the Target Group Companies have not:

a.)	issued any shares or similar ownership interests to any third party (other than the German Target Group Companies);

b.)	changed its accounting policies or procedures, unless provided by law;

c.)	extended any guarantees, suretyships, letters of comfort, performance or warranty bonds or similar instruments securing any indebtedness or other obligation of any third party or the Seller;

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d.)	made any capital expenditure or entered into any contract or commitment outside the ordinary course of business with a volume in excess of EUR 250,000.00 (in words: euro two hundred fifty thousand); or

e.)	acquired or disposed of any fixed assets in the amount of more than EUR 250,000.00 (in words: euro two hundred fifty thousand) outside the ordinary course of business.

7.11.	Material Agreements

(1)	Schedule 7.11 contains for the Target Group Companies a complete list of the following written agreements in place exceeding USD 50,000 in value (not limiting the other minimum thresholds specified below) during the fiscal year 2025, which meets at least one of the following criteria and the main obligations (Hauptleistungspflichten) of which have not yet been completely fulfilled (the “Material Agreements”):

a.)	agreements regarding the acquisition, sale or encumbrance of real property or rights equivalent to real property;

b.)	agreements regarding the acquisition, sale or encumbrance of shares or interests in other companies or partnerships; except for the contribution of the Aware Shares from the Seller to Inpixon;

c.)	joint venture agreements, consortium agreements, cooperation and similar contracts with third parties;

d.)	lease agreements relating to real property (Miet- oder Leasingverträge) which (i) obligate a Target Group Company to make payments of at least EUR 150,000.00 (in words: euro one hundred fifty thousand) per year, and safe for the lease of the Leased Real Property;

e.)	loan agreements, account agreements or other credit agreements, which have been concluded either as lender or borrower (with the exception of any customary payment deferrals agreed to in the ordinary course of business) and have a volume of more than EUR 250,000.00 (in words: euro two hundred fifty thousand), except for the Shareholder Loan Agreement Inpixon and Shareholder Loan Agreement IntraNav;

f.)	guarantees, payment guarantees (Bürgschaften), assumptions of debt, collateral promises (Schuldbeitritte), letters of comfort and similar legal instruments issued by a Target Group Company to a third party, which, in any given case, exceed an amount of EUR 150,000.00 (in words: euro one hundred fifty thousand);

g.)	agreements or commitments, (i) which impose annual payments in the individual case on a Target Group Company of at least EUR 250,000.00 (in words: euro two hundred fifty thousand) per year;

h.)	framework agreements with customers with annual sales volume of more than EUR 500,000.00 (in words: euro five hundred thousand) in the fiscal year 2025.

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(2)	Unless otherwise set forth in Schedule 7.11, no written notice of termination has been given, and to the Seller’s Best Knowledge no termination has been threatened or announced to the Target Group Companies with respect to any Material Agreement. To the Seller’s Best Knowledge the Target Group Companies are not in material default or material breach of any material obligation under any of the Material Agreements. With respect to the contract between Aware and the Canadian government, the Parties agree to resolve the assignability of that contract within the Reconciliation Period and if the contract is not assignable, to work together in good faith to reach an agreed work-around such that Aware can continue to service such contract.

7.12.	Intellectual Property

(1)	Schedule 7.12 sets forth a true and complete list of all registered patents, patent applications, utility models, trademarks and design rights of the German Target Group Companies (the “IP Rights”) held or applied for to conduct the business of the German Target Group Companies in all material respects as carried out up to the date of this Agreement, with the understanding that the law firm handing such IP Rights for the Target Group Companies (Pillsbury) only does such work for the Target Group Companies and to the extent any IP Rights on which Pillsbury is working is currently in the name of the Seller, the Seller has instructed Pillsbury to take all actions necessary on or before the Reconcilaition Date to transfer such IP Rights to the appropriate Target Group Company (and Purchaser agrees to collaborate in connection therewith). Subject to the foregoing, (i) the German Target Group Companies are owners or licensees of the IP Rights and (ii) the German Target Group Companies have taken all material actions required to maintain such IP Rights; they have paid all fees (e.g. registration or license fees) when due. To the Seller’s Best Knowledge, (i) the IP Rights are not subject to any pending judicial or regulatory proceedings in which the validity of the IP Rights is being challenged, and which could adversely affect the business operations of the German Target Group Companies as currently conducted, and (ii) the IP Rights are not being materially infringed by third parties.

7.13.	Information Technology

The information technology (hardware and software i.e. in particular the networks, computer and communication systems, interfaces and other technical systems for storing, processing or transmitting data) used by the German Target Group Companies meets, in all material respects, the requirements of the business operations of the German Target Group Companies as currently conducted, and is free from any material defects that materially affect its functionality (normal wear and tear excluded). To the Seller’s Best Knowledge, any material license fees have been paid when due.

The Purchaser is aware that the following hardware and software which is currently used by the Target Group Companies is owned or licensed by the Seller and will not be transferred to the Target Group Companies: Netsuite - ERP, Microsoft Office 365 / Outlook, Hubspot, BambooHR, Egnyte, Atlassian, Zendesk, Dropbox, Adobe, GitHub, Networksolutions.com, and OpenAI, but may be available for a transitionary period under provisions of Section 4.2.3 hereof.

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7.14.	Real Estate

(1)	The Target Group Companies do not own any real estate.

(2)	Schedule 7.14(2) contains a complete list of real property leased to or from a Target Group Company as lessee or lessor (“Leased Real Property”) setting out the location, parties and monthly rent. No other real property than the Leased Real Property are currently being used by, or are currently necessary for, a Target Group Company to carry on its Business in its material respects as conducted on the date of this Agreement.

(3)	The Target Group Companies have to the Seller’s Best Knowledge the unrestricted right to use all of the Leased Real Property for the conduct of its business as currently conducted. No lease agreement has been terminated by any party.

(4)	The Purchaser has investigated the Leased Real Property and is aware of their location, access / missing easement right, development, surrounding infrastructure, condition and repair including buildings and other installations, superstructures and fixtures thereon.

(5)	The Seller does not have positive knowledge of any material harmful soil changes (schädliche Bodenveränderungen) and contaminated sites (Altlasten) on the particular Leased Real Property which, in each case, would require immediate removal or remediation under applicable environmental laws. Contaminated sites and harmful soil alterations within the meaning of this Agreement shall include, in addition to those defined the European Community Regulation 2008/1272/EC, as amended from time to time and/or the German Federal Soil Protection Act (Bundesbodenschutzgesetz) and similar laws as applicable at the site of the real property, contamination of ground water, explosive ordnance residues (Kampfmittelrückstände), building remains (Gebäudereste) as well as contamination of the buildings and parts of buildings which are standing up or which are brought into the ground, including asbestos.

7.15.	Insurance

(1)	Schedule 7.15 contains a true and complete list of all material insurance policies maintained by the Target Group Companies.

(2)	To the Seller’s Best Knowledge all insurance policies to which the Target Group Companies are a party are valid and in full force.

(3)	To the Seller’s Best Knowledge, the Target Group Companies are not in material default with their obligations under insurance contracts; in particular, all insurance premiums owed by the Target Group Companies have been paid when due.

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7.16.	Customers and Suppliers

Schedule  7.16 lists for the Target Group Companies’ top five clients and suppliers (if applicable) (respectively) by revenue for the year 2025.

7.17.	Brokers

No Person has acted directly or indirectly as a broker, finder or financial advisor for the Target Group Companies or the Seller in connection with the negotiations relating to the Transaction for which the Target Group Companies will become obligated to pay a fee or commission.

7.18.	No further representations

(1)	The Warranties of the Seller set out in this Section 7 are exhaustive. The Parties do not agree on any other (express or implied) warranties, representations or guarantees of the Seller. The Purchaser explicitly acknowledges to purchase and acquire the Inpixon Shares and the business of the Target Group Companies associated therewith in the condition they are in on the Signing Date based upon its own inspection and assessment of all the facts and circumstances, and to undertake the purchase based upon its own decision, inspection and assessment without reliance upon any express or implied representations, warranties or guarantees of any nature made by the Seller, except for the Seller’s Warranties expressly provided by the Seller under this Section 7.

(2)	Without limiting the generality of the foregoing, the Purchaser acknowledges that the Seller does not give any representation, warranty or guarantee with respect to

a.)	any projections, estimates or budgets delivered or made available to the Purchaser regarding future revenues, earnings, cash flow, the future financial condition or the future business operation of the Target Group Companies;

b.)	any other information or documents that were delivered or made available to the Purchaser or its counsel, accountants or other advisors with respect to the Target Group Companies or their business operations, including, but not limited to, information provided during the management presentations or otherwise orally in meetings or phone calls;

c.)	any Tax matters, except as expressly provided for under this Agreement.

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8.	Seller’s Liability

8.1.	Compensable damages of the Purchaser, Restitution in kind

(1)	Subject to the provisions contained in this Section 8, if and to the extent any Seller’s Warranty under Sec. 7.1 to Sec. 7.18 is incorrect (“Breach”), the Seller shall put the Purchaser in such position as the Purchaser would have been if the Breach had not occurred (restitution in kind – Naturalrestitution). If the Seller is unable to achieve such restitution in kind within ten (10) weeks after having received a due Breach Notice by the Purchaser or if such restitution in kind is impossible or insufficient, then the Purchaser may claim monetary damages (Schadenersatz in Geld).

(2)	The compensation for damages shall cover only the actual direct damages incurred (unmittelbare Schäden) by the Purchaser, provided, however, that the compensation shall specifically not cover and the Purchaser shall not be entitled to claim compensation for (i) any potential or actual reduction in value (Minderung) of the Inpixon Shares or the Target Group Companies, (ii) any indirect damages (mittelbare Schäden), (iii) any consequential damages (Folgeschäden), in particular lost profits (entgangener Gewinn) or lost opportunities (entgangene Geschäftschancen), (iv) any damages / losses to good will, (v) any frustrated expenses (vergebliche Aufwendungen), as well as (vi) any internal administrative or overhead costs or expenses incurred by the Purchaser, or any Target Group Company.

Further, in case of a Breach, but without prejudice to Section 8.4 a.), the Purchaser may not claim that the Purchase Price was calculated based (i) on incorrect assumptions or economic parameters or (ii) on a wrong valuation of the Inpixon Shares and/or the business operations of the Target Group Companies or a wrong valuation method applied (in particular based on a wrong multiple, multiplicators, etc.).

Any payment by the Seller pursuant to this Section 8 shall be deemed as a subsequent reduction of the Purchase Price.

8.2.	Limitations of Liability

(1)	The Seller’s aggregate liability for any and all claims arising out of or in connection with any Breach of the Seller’s Warranties (other than the Seller’s Warranties set out in Sections 7.1 and 7.2 and the Tax Indemnity in Section 10) shall be limited to fifty percent (50% of the remaining unpaid balance of the Purchase Agreement).

(2)	The Seller shall not be liable for any individual claim unless the loss relating to such claim exceeds EUR 15,000 (in words: Euro fifteen thousand) (de minimis). The Seller shall only be liable for claims once the aggregate amount of all claims exceeding the de minimis exceeds EUR 100,000 (in words: Euro one hundred thousand) (basket), in which case the Seller shall be liable for the amount exceeding the basket.

(3)	The aggregate liability of the Seller for any Breach of the warranties under Sections 7.1 and 7.2 shall be limited to an amount being equal to 100% of the Purchase Price pursuant to Section 4.

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8.3.	Time limitation

Any and all claims of the Purchaser towards the Seller arising out of or in connection with this Agreement shall be time-barred (verjähren) at the earlier of (i) twenty-four (24) months as of the Signing Date, except for claims arising out or in connection with a Breach of a Seller’s Warranties under Sections 7.1 and 7.2, which shall be time-barred five (5) years after the Signing Date and (ii) claims arising from the Tax Indemnity in Section 10.2, which shall become time-barred in accordance with Section 10.7. Sec. 203 BGB shall not apply.

8.4.	Excluded Items

The Seller shall not be liable for, and the Purchaser shall not be entitled to claim for, any damages incurred by the Purchaser under or in connection with a Seller’s Warranty made in Section 7, if and to the extent that:

a.)	the fact, upon which the claim is based, is explicitly included in the Financial Statements, in particular, but not limited to, as a write-off (Abschreibung), value adjustment (Wertberichtigung), specific provision (Rückstellung), liability (Verbindlichkeit) or general adjustment (Pauschalwertberichtigung);

b.)	any damages for which the Purchaser and/or any Target Group Company has received or has a valid and recoverable claim for repayment, reimbursement, coverage or indemnification from a third party, including, but not limited to, claims against existing insurance carriers, or any other benefit. The principle of set-off of benefits and damages (Vorteilsausgleich) pursuant to section 252 BGB shall apply;

c.)	damages which occurred or increased due to changes in any law, other regulation, case law or administrative practice after the Signing Date.

8.5.	Disclosed Matters

8.5.1.	Exclusion of liability in case of Purchaser´s knowledge

The Seller shall not be liable for, and the Purchaser shall not be entitled to bring any claim under a Seller’s Warranty, if and to the extent that the underlying facts or circumstances giving rise to a Breach were known (Kenntnis) to the Purchaser or its direct or indirect shareholders at the Signing Date.

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8.5.2.	Exclusion of liability in case of Purchaser´s deemed knowledge

The following facts and circumstances are deemed to be known by the Purchaser as of the Signing Date, irrespective of Purchaser actual knowledge thereof:

a.)	all matters and information disclosed, contained or referred to in this Agreement, including its Schedules;

b.)	answers, information and documents provided by or on behalf of the Seller during the Q&A Process or otherwise in writing;

c.)	all matters and information disclosed, provided for or noted in the Financial Statements and/or the Proforma Management Accounts; and

d.)	all matters and information disclosed to the Purchaser, any of the Purchaser’s or direct or indirect shareholders at any presentations by and meetings with the management of the Target Group Companies.

8.5.3.	No Knowledge of Claims

The Purchaser confirms that the Purchaser is not aware of any fact or circumstances that could constitute a Breach of a Seller’s Warranty or could otherwise give rise to any claim under this Agreement.

8.6.	No double-dip

The Parties agree that where one and the same set of facts (Sachverhalt) qualifies under more than one provision entitling the Purchaser to a claim or remedy under this Agreement or any applicable statutory laws, there shall be only one claim or remedy (no double-dip).

8.7.	Notification of a Breach of Warranty

In the event of a Breach of a Seller’s Warranty pursuant to Section 7 that may give rise to liability of the Seller under the terms of this Agreement, the Purchaser shall notify the Seller of such Breach without undue delay (unverzüglich) after becoming aware of the relevant circumstances of the inaccuracy or potential Breach of Warranty in writing (the “Breach Notice”). The Breach Notice must contain a reasonably detailed description of the potential Breach of Warranty and the Purchaser’s potential claim arising therefrom, including the estimated amount of such claim, and the Purchaser shall give the Seller the opportunity to cure the breach within the period of time indicated in Section 8.1 above.

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8.8.	Third Party Claim

In the event that any action, claim, demand or proceeding with respect to which the Purchaser may request indemnification pursuant to Section 8 is asserted or announced against any Target Group Company or the Purchaser by any third party (including any tax or governmental authority) (a “Third Party Claim”), the Purchaser shall notify the Seller thereof by way of a Breach Notice and provide the Seller with copies of documents setting forth the Third Party Claim or demand and of all time-sensitive documents. Neither the Purchaser nor any Target Group Company shall make any admission of liability, agreement or compromise in relation to any Third-Party Claim without the prior written consent of the Seller.

a.)	The Seller will be afforded a reasonable opportunity to resist any Third Party Claim in the name of the Purchaser or the relevant Target Group Company, and the Seller will be allowed to have the conduct of any negotiations, proceedings, or appeals relating to any Third Party Claim and to use professional advisors nominated by the Seller. The costs and expenses incurred by Seller in connection with any defense against a Third Party Claim will be borne by Seller.

b.)	The Purchaser or the Target Group Companies shall at all reasonable times allow the Seller access to and to inspect, take and retain copies of, all relevant business records and documents, and permit the Seller and its representatives to consult with the directors, officers, employees and representatives of the Purchaser and the Target Group Companies. The costs and expenses incurred by the Seller in connection with any defense against a Third Party Claim will be borne by the Seller.

c.)	The Purchaser shall be responsible for (einstehen) and ensure that the Target Group Companies fully comply with their obligations under this Section 8.8.

8.9.	Mitigation

Section 254 BGB shall apply. The Purchaser shall in particular be obliged to prevent the occurrence of any damages and to limit the scope of any damages incurred.

8.10.	No further rights and claims of the Purchaser

(1)	The Parties agree that the liability regime for a Breach of a Seller’s Warranty set forth in this Agreement shall be the sole and only remedy to any Breach of a Seller’s Warranty, if any, except for any liability of the Seller due to intentional behaviour (Vorsatz) or fraud (Täuschung).

(2)	To the extent permitted by law, the Parties agree that all further rights and claims of the Purchaser against the Seller based on material or legal defects (Sach- und Rechtsmängeln) of the Inpixon Shares, the Aware Shares or the IntraNav Shares or the Target Group Companies’ business – irrespective of their nature, amount or legal basis – are hereby excluded, including any rights and claims based on defects of the Company’s business, unless such rights and claims are based on intentional behaviour (Vorsatz) or fraud (Täuschung) of the Seller. The Parties exclude any claims for breach of a pre-contractual duty (Sec. 311 para. 2 and 3, 241 para. 2 BGB), claims based on a breach of duty in an obligation relationship (Verletzung einer Pflicht aus dem Schuldverhältnis), claims based on statutory warranty provisions (gesetzliche Gewährleistungsbestimmungen) and liability in tort (unerlaubte Handlung) as well as any and all other claims which could, due to a rescission (Rücktritt), action for avoidance (Anfechtung), reduction of the Purchase Price (Minderung) or other reasons, result in the termination (Beendigung), invalidity (Unwirksamkeit) or a winding-up or restitution ex tunc (Rückabwicklung) of this Agreement, in an amendment of its content or in a refund or reduction of the Purchase Price.

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9.	Covenants not to Compete; Non-Solicitation/ Operating Capital

9.1.	Covenant

(1)	For a period of two (2) years after the Signing Date, the Seller shall not, neither directly nor indirectly, and the Seller shall procure that none of its Affiliates shall

a.)	engage in any business competing with the business of the Target Group Companies as conducted as of the Signing Date, acquire or hold any interest in a competing business or advise or assist any competing business, save for any financial investments of the Seller; and

b.)	solicit for employment (abwerben) or hire any of the current employees of any Target Group Company.

(2)	This undertaking does not apply to any shareholdings or participation which are for investment purposes only and in which the Seller does not have, directly or indirectly, a management function or any material influence on the conduct of business.

(3)	The Parties agree that in the event of a breach by the Seller of the non-compete obligation under Section 9.1 above, the Purchaser shall be entitled to enforce any claims for specific performance by the Seller of the non-compete obligation (Unterlassungs- und Beseitigungsansprüche) by injunctive relief (einstweiliger Rechtsschutz).

9.2.	Unwind Option Case

If the Seller exercises the Unwind Option, the non-compete covenants under Section 9.1 above shall automatically terminate and not any longer bind the Seller.

9.3.	Operating Capital

The following shall be considered Operating Capital and shall be subject to the limitations set forth in Section 4.2.3(b):

a)	The Arrow Purchase Order from Arrow Electronics, Inc. (“Arrow Electronics”) in the amount of approximately $1.6 million (“2025 PO”) contemplates the delivery of certain Nanotron products (the “Products”) as described in such 2025 PO. The Parties acknowledge that in order to deliver Products pursuant to the 2025 PO, Inpixon contracted with Bluechips Microhouse - Electronic Manufacturing Services, a contract manufacturer in Chaing Mai, Thailand (the “Contract Manufacturer”), to assemble the Products and drop ship such Products to Arrow Electronics as provided in the 2025 PO. In order for Contract Manufacturer to assemble the Products, prior to the Closing Date, Inpixon ordered certain components necessary for the assembly of such “Ordered Components”. Inpixon will be responsible for causing the assembly of the Products including the Ordered Components and the Products are to be inspected by Inpixon personnel prior to shipment to Arrow Electronics. The Seller, however, has agreed that the costs of such Ordered Components either have been or will be absorbed and paid for by Seller. The Seller indemnifies the Purchaser and the relevant Target Group Company from all costs and expenses relating to such Ordered Components. The Seller has left and will leave all proceeds from the 2025 PO in Inpixon; and

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b)	The Addition to Capital Reserve made by Seller.

10.	Taxes

10.1.	Definitions

For the purposes of this Agreement the following terms, shall have the following meaning:

“Shareholder Loan Tax Cap” means an amount equal to USD 2,500,000, representing the maximum aggregate liability of the Seller under this Agreement in respect of all Taxes arising in Germany as a result of, or in connection with, the pre-Closing waiver, contribution, cancellation, or other elimination of all or any portion of the Shareholder Loan and any related intercompany balances, including any taxable income resulting from any portion thereof being treated as non-substantiated (in German: nicht werthaltig) for German tax purposes.

“Taxes” means all direct and indirect taxes and withholding taxes within the meaning of Section 3 para. 1 of the German Tax Code (AO), social security and pension contributions, customs duties, and any similar assessments or charges imposed by any competent governmental authority or public body in charge of imposing any Tax (collectively, the “Tax Authorities”), pursuant to the applicable law of any other jurisdiction , in each case together with any interest, penalties, surcharges and additions and irrespective of whether the aforementioned levies are owed primarily (including withholding taxes), as a consequence of any statutory secondary liability (e.g. due to Section 75 AO) or are owed as a consequence of any contractual liability (e.g. due to a tax sharing or tax indemnity agreement) or of any other civil law liability, but excluding deferred taxes and/or notional taxes (such as reductions of loss carry forwards or future depreciation);

“Tax Return” shall mean any return, declaration or similar document relating to any Tax and submitted or to be submitted to any Tax Authority, including any schedule or attachment thereto;

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10.2.	Tax Indemnification

Subject to the limitations set forth in this Agreement (including, without limitation, Section 8.2 para (3), Section 8.6, Section 8.10 and this Section 10) the Seller shall indemnify the German Target Companies,

a)	from any Taxes which are imposed on the German Target Group Companies for any periods (or parts of a Tax period) up to and including January 31, 2026, and

b)	up to the aggregate maximum amount not to exceed the Shareholder Loan Tax Cap, any Taxes imposed on the German Target Group Companies as direct result of the waiver, contribution, cancellation or other elimination of any portion of the Shareholder Loan effected immediately prior to the Signing Date in accordance with this Agreement (a) and b) each and together “Indemnifiable Taxes”) if and to the extent the relevant Indemnifiable Taxes have not been paid or otherwise been settled until the Signing Date (the “Tax Indemnification Claim”). Seller shall have no indemnification obligation in respect of any Taxes arising from any post-Closing actions, elections, waivers or transactions undertaken by the Purchaser or the German Target Group Companies (other than the assessment or reassessment of Taxes resulting from the pre-Closing Shareholder Loan Waiver); and

c)	the Seller’s total aggregate liability under this Section 10.2 shall in no event exceed the Shareholder Loan Tax Cap.

10.3.	Indemnification Claim

(1)	The Seller shall only be liable for a Tax Indemnification Claim if and to the extent that

a.)	the Indemnifiable Taxes exceed the aggregate amount of all Tax liabilities and Tax accruals and provisions included, also as part of other liabilities, accruals and provisions, in the 2025 Financial Statements of the German Target Group Companies or any Tax prepayments made up until and including the Signing Date; and

b.)	the Indemnifiable Taxes are not the result of (i) any change in the accounting and taxation principles or practices of the German Target Group Companies (including the methods of submitting Tax Returns) introduced after the Signing Date, unless such amendment is required by applicable law, or (ii) any transaction, action or omission (including the change in the exercise of any Tax election right, the approval or implementation of any reorganization measure or the sale of any asset) by the Purchaser or the German Target Group Companies after the Signing Date; and

c.)	the German Target Group Companies, the Purchaser or any of its Affiliates is entitled to any Tax benefit arising after December 31, 2025 from the event or circumstance which resulted in the Indemnifiable Tax (e.g. due to the lengthening of any amortization or depreciation periods, higher amortization / depreciation allowances, a step-up in Tax basis of assets, the non-recognition of generally tax deductible liabilities or provisions or the transfer of items relevant for Taxes) (the “Tax Benefit”). It being understood that if and to the extent any Tax Benefits are expected to be realized in future periods, such Tax Benefits shall be considered with their net present value discounted over the term they are expected to be realized to December 31, 2025 (i) applying the statutory tax rates and a discounting factor of 2% p.a. and (ii) assuming that the German Target Group Companies will be in a Tax paying position and not part of a fiscal unity for Tax purposes; and

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d.)	the Indemnifiable Taxes are not the result of the passing of or any change in law (including subordinate legislation) coming into force after the Signing Date; and

e.)	neither the German Target Group Companies, nor the Purchaser nor any of its Affiliates has (or had at any time following the Signing Date) a corresponding claim for recourse, repayment or indemnification against a third party or could have been compensated by such claim, but was not so compensated, because of any non-compliance with the preconditions for such claim for recourse, repayment or indemnification; and

f.)	neither the German Target Group Companies, nor the Purchaser nor any of its Affiliates has failed to comply in total or in parts with any of its obligations set forth in Section 10.6 unless and to the extent the Purchaser proves that the non-compliance has not caused or increased and neither excluded or substantially impaired the Seller’s ability to defend or avoid the Indemnifiable Taxes.

(2)	In case of Section 10.2(b) the Purchaser after the Closing has taken and will take, to the extent commercially reasonable and consistent with the ordinary-course operation of the German Target Group Companies, reasonable steps to mitigate any Taxes. Any indemnification payments under Section 10.2 to the extend not limited by Section 10.3 by the Seller shall be made sixty (60) Business Days after the date at which the Seller has been notified in writing by the Purchaser about the payment obligation and has been provided with a copy of the relevant Tax assessment notice, but in no case earlier than five (5) Business Days prior to the date at which the Indemnifiable Tax is due and payable to the Tax Authority. On the Seller’s written request and expense, the Purchaser shall procure that German Target Group Companies undertake best efforts to achieve a deferred payment date, in particular, but not limited to, the application for a suspension of enforcement of the Tax payment obligation (Aussetzung der Vollziehung) under German tax laws or equivalent application in a foreign jurisdiction. If an Indemnifiable Tax is reduced after an indemnification payment has been made, the difference between the higher indemnification payment and the lower Tax amount shall be reimbursed by the Purchaser to the Seller, including all interest relating thereto; any respective payment to the Seller shall be due within twenty (20) Business Days after the date at which the German Target Group Companies have received the respective amount from the relevant Tax Authority (including by way of set-off, deduction or otherwise).

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10.4.	Tax Refunds and Overprovisions

(1)	The Purchaser shall pay to the Seller the amount of a refund (including interest thereon) of Taxes relating to any Tax periods (or parts of a Tax period) up to and including December 31, 2025, which exceeds the amount of the Tax receivables included in the Financial Statements for Taxes (the “Tax Refund”)). Any such payment shall be due and payable within twenty (20) Business Days after such Tax Refund has been received by any German Target Group Company by cash payment, set-off, deduction or otherwise.

(2)	The Purchaser shall promptly pay to the Seller an amount equal to any Tax liabilities and Tax accruals and provisions included, also as part of other liabilities, accruals and provisions, in the Financial Statements, if and to the extent it turns out that such liabilities, accruals or provisions can be dissolved as overstated after December 31, 2025 pursuant to the applicable statutory accounting principles, unless such liabilities, accruals or provisions have excluded a Tax Indemnification Claim pursuant to Section 10.3 (1) a (the “Overprovision”)).

(3)	The Purchaser shall, and shall procure (steht dafür ein) that the German Target Group Companies, (i) promptly notify the Seller in writing of (A) the receipt (including, but not limited to, by way of set-off or deduction) of any Tax Refund and (B) the occurrence of any Overprovision and (ii) upon the Seller’s written request deliver to the Seller within six (6) months following such request a written statement of a reputable audit firm (Wirtschaftsprüfungsgesellschaft) nominated by the Seller confirming that the Purchaser has fully complied with these notification obligations, including a confirmation of the notified amounts.

10.5.	Tax Covenant

The Purchaser shall ensure that, except as required by applicable law or by any binding request or order of a Tax Authority, and after having given the Seller the opportunity to intervene, neither the Purchaser nor any of the Target Group Companies will on or after the Signing Date take any action, make or change any Tax election, amend any Tax Return, take a Tax position, undertake or omit to undertake any action or enter into any transaction, merger or restructuring in relation to the German Target Group Companies that results in an increase of Taxes imposed on the Seller unless otherwise directed by Seller and/or Seller’s tax professionals. If the Purchaser fails to comply with such obligation or the obligations set out in Section 10.6 the Purchaser shall indemnify the Seller from and against any (additional) Taxes resulting therefrom, unless that the Purchaser’s failure has neither prejudiced the Seller to defend nor mitigate such (additional) Taxes.

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10.6.	Cooperation on Tax Matters

(1)	After the Signing Date, the Purchaser shall procure that the German Target Group Companies (i) amend their respective 2023 and 2024 Tax Returns, and (ii) prepare and file when due all Tax Returns relating to any Tax periods (or parts of a Tax period) up to and including December 31, 2025, and (iii) prepare their 2025 and 2026 Tax Return, with each of the 2023 and 2024 amendments and the 2025 and 2026 Tax Returns being amended and prepared, as the case may be, in a manner and to the extent requested or directed by Seller and/or Seller’s tax professionals to minimize the tax impact of the Shareholder Loan Waiver. Further, Purchaser shall cause the German Target Group Companies to also prepare their respective 2026 Tax Return reflecting income relative to the Shareholder Loan Waiver as directed by Seller’s professionals. Failure of the Purchaser and the German Target Group Companies to comply with this Section shall cause the Shareholder Loan Tax Cap to be automatically reduced to zero. Any annual Tax Returns relating to such (especially 2023, 2024, 2025 and 2026) Tax periods shall be subject to the review and written consent of the Seller. The Purchaser shall not, and shall procure that the German Target Group Companies will not, submit any such annual Tax Return to any Tax Authority without such prior review and written approval by the Seller, which shall not be unreasonably withheld, conditioned or delayed. The Purchaser shall ensure that any draft annual Tax Return to be reviewed and approved by the Seller in writing will be sent to the Seller not later than thirty (30) Business Days prior to the due filing date of the relevant Tax Return. The Purchaser will without unreasonable delay provide any information which the Seller deems to be relevant for the review of the draft Tax Return.

(2)	The Purchaser shall notify the Seller of any announcement, commencement or enforcement of any Tax Proceedings relating to any Tax periods (or parts of a Tax period) up to and including December 31, 2025 (the “Relevant Tax Proceedings” ) promptly and in any event no later than ten (10) Business Days after the Purchaser and / or the German Target Group Companies had been informed of such event. The notification shall be made in writing and shall contain necessary information describing the object of the Relevant Tax Proceeding and shall include copies of any Tax assessment notice or other document received from any Tax Authority. Upon the Seller’s request, the Purchaser shall procure that the Seller obtain any available additional document or information (including any books and records) which the Seller reasonably deems to be relevant in this respect.

(3)	The Purchaser shall, and shall cause the German Target Group Companies to, (i) ensure that to the extent permitted by law the Seller is given the opportunity to fully participate in (including the participation in all meetings and other conversations with the Tax Authorities) any Relevant Tax Proceedings which take place after the Signing Date, (ii) upon the Seller’s written request and expense file objections or other appeals against Tax assessments or challenge and litigate any Tax assessment or other decision of any Tax Authority and (iii) comply with any lawful instructions given by the Seller in relation to the conduct of the Relevant Tax Proceedings. If the Seller elects to lead a Relevant Tax Proceeding on its own or through a counsel of its own choice, the Purchaser shall authorize, and shall cause the German Target Group Companies to authorize, the designated representative of the Seller to represent the Purchaser and / or the German Target Group Companies in the Relevant Tax Proceeding. In any case, the Purchaser shall not, and shall cause the German Target Group Companies not to furnish any information relating to any Relevant Tax Proceedings or settle any Relevant Tax Proceeding or to let them become time-barred without the prior written consent of the Seller, which shall not be unreasonably withheld, conditioned or delayed.

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10.7.	Time Limitation

Any claims under this Section 10 shall not become time-barred prior to the expiration of a period of six (6) months after the respective Tax assessment for the relevant Tax underlying the claim has become final and unappealable (formell und materiell bestandskräftig), provided, however that any claims of the Purchaser shall become time-barred at the latest five (5) years after the Signing Date.

10.8.	Limitations

Except as otherwise expressly provided in this Agreement, claims arising out of or in connection with this Section 10 shall be subject only to the limitations expressly provided for in this Section 10.

11.	Representations and Warranties of the Purchaser

11.1.	Purchaser’s Warranties

The Purchaser hereby guarantees to the Seller, by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to sec. 311 para. 1 of the BGB the following:

11.1.1.	Acquisition for own Account

Purchaser is acquiring the Inpixon Shares and the Target Group Companies for its own account.

11.1.2.	Corporate Status and Authority

(1)	The Purchaser is duly incorporated and validly existing under the laws of Germany and has all requisite corporate power and authority to own its assets and to carry out its business.

(2)	The Purchaser has all requisite corporate power and authority and has been duly authorized by all necessary corporate actions to enter into and perform this Agreement and the legal transactions contemplated herein.

(3)	As of the Signing Date, no bankruptcy or insolvency or equivalent proceedings in other jurisdictions concerning the Purchaser have been applied for or initiated against the Purchaser. To the Purchaser’s knowledge, there are no circumstances that would require an application for any insolvency proceedings or of equivalent proceedings under the laws of a foreign country, nor are there any circumstances which, under the applicable insolvency laws, would justify the avoidance of this Agreement.

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(4)	The execution and consummation of this Agreement and of the transactions contemplated therein by the Seller does not violate the articles of association of the Seller and is not subject to challenge (Anfechtung) by any third party on any legal basis, including any creditor protection laws.

11.1.3.	Brokers

No Person has acted directly or indirectly as a broker, finder or financial advisor for the Purchaser in connection with the negotiations relating to the Transaction for which the Seller will become obligated to pay a fee or commission.

11.1.4.	No approval of Authorities

The conclusion and execution of this Agreement and the legal transactions contemplated herein by the Purchaser, do not require clearance by any merger control authority.

11.2.	Remedies of Seller

In the event that the Purchaser is in breach of any warranty pursuant to Section 11.1 above, the Purchaser shall indemnify and hold harmless the Seller from and against any damages incurred by the Seller. The limitation period for any claims of the Seller shall be twelve (12) months as of the Signing Date.

12.	Purchaser’s Undertaking

12.1.	Subordination of Claims

In order to avoid over-indebtedness or any other reason for insolvency on the part of Inpixon, the Purchaser undertakes towards the Seller to subordinate, and to uphold such subordination during the Unwind Option Exercise Period, all current and future claims arising from funding granted by the Purchaser to the Target Group Companies, including repayment claims of such funding. The Purchaser’s claims against Inpixon arising from funding by Purchaser to the Target Group Companies may only be settled from future profits, any liquidation surplus, or from free assets exceeding the company’s other liabilities, after all company creditors within the meaning of section 39 (2) InsO have been satisfied and on an equal footing with the shareholders’ claims for repayment of contributions within the meaning of section 199 sentence 2 InsO (Qualifizierter Rangrücktritt).

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12.2.	Indemnity

The Purchaser shall indemnify the Seller from any and all claims, liabilities and damages (within the meaning of Section et seq. 249 BGB) arising out of or otherwise related to any breach of Purchaser’s obligations and undertakings under Section 12.1 above.

13.	Transition of Business

13.1.	General Cooperation

The Seller and the Purchaser shall cooperate and use best efforts to provide for a smooth transition of the Target Group Companies to the Purchaser as soon as possible after Closing.

14.	Governing Law; Dispute Resolution

14.1.	Governing Law

This Agreement shall be governed by the laws of the Federal Republic of Germany excluding its conflict of laws provisions and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

14.2.	Arbitration

All disputes arising out of or in connection with this Arbitration or its validity shall be finally settled in accordance with the Arbitration Rules of the German Arbitration Institute e.V. (DIS) without recourse to the ordinary courts of law. The arbitral tribunal shall comprise three (3) arbitrators. The place of arbitration shall be Düsseldorf, Germany. The language of the arbitral proceedings shall be English. This shall not prevent the Parties from asserting any claims under this Agreement against the other Party by seeking injunctive relief before the competent courts.

15.	Miscellaneous

15.1.	Notices

All notices, requests and other communications hereunder shall be made in writing (Textform) in the English language and delivered by hand, by courier, by mail or by telefax, in each case accompanied with a corresponding email, to the person and the address set forth below, or such other address as may be designated by the respective Party to the other Party in the same manner:

To Seller:

XTI AEROSPACE, INC.

Attn. Ms Brooke Turk, CFO

8123 S. InterPort Boulevard

Englewood, Colorado 80112, USA

Email: [●]

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With copy to:

[●]

To Purchaser:

EVO 467. GmbH (in future: Inpixon Holding GmbH)
[●]

With copy to:

[●]

or to such other recipients or addresses which may be notified by a Party to the other Party in the future in writing. The requirement to provide copies to certain persons shall be for convenience purposes only and failure to send such copy shall not affect the validity of service of any notice. For the avoidance of doubt: Receipt of the notice, requests and other communications via accompanying email does not substitute receipt of the notice, requests and other communications in written form.

The Parties shall without undue delay give written notice to the other Party of any changes in the addresses set forth above. In the absence of any such communication, the address stated above shall remain valid.

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15.2.	Confidentiality

(1)	The Parties agree to keep this Agreement and its contents (without limiting the proper execution of the Agreement) strictly confidential. The Seller agrees, in situations other than the Target Group Companies´ business, to abstain from using or expressing any confidential material or information concerning the Target Group Companies or their business to any third party and to keep any such information strictly confidential.

(2)	The Parties undertake not to disclose any confidential information or the contents of this Agreement, unless so required by law, governmental decree, applicable stock exchange rules, any other applicable regulations, or any official action, and provided that such disclosure has been notified to the other Party in advance.

(3)	No Party shall make any press release or similar public announcement with respect to this Agreement and/or the Transaction, and each Party shall keep confidential and not disclose to any third party the contents of this Agreement and any confidential information regarding the other Party disclosed to it in connection with this Agreement or its implementation, except as expressly agreed upon with the other Party and except as may be required in order to comply with the requirements of any applicable laws.

(4)	Either Party may disclose any information that it is required to keep confidential under this Section 15.2:

a.	to the extent that the disclosing Party procures that any person to whom the information is disclosed keeps such information confidential to such employees, consultants, or officers of the respective Party and its Affiliates (including its shareholders) as is reasonably necessary to advise on this Agreement, or to facilitate the transactions provided for in this Agreement;

b.	professional advisors; or

c.	if and to the extent a Party is required to make an announcement or notification by law or by applicable stock exchange regulations.

(5)	The Purchaser may disclose any information that it is required to keep confidential under this Section 15.2 to the extent that the Purchaser procures that any person to whom the information is disclosed keeps such information confidential:

a.	to its direct and indirect shareholders;

b.	to such credit institutions and financing sources dealing with the financing of the transaction contemplated under this Agreement or a subsequent refinancing;

c.	in the course of other M&A transactions of the Target Group Companies, the Purchaser or the Purchaser’s direct shareholders; or

d.	to its sources of financing;

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15.3.	Fees and Expenses

Any transaction taxes and notarial fees payable for the notarization of this Agreement shall be borne equally on half each by the Seller and the Purchaser. In all other cases, each Party shall bear its own fees and expenses in connection with the preparations for and completion of the Transaction contemplated herein.

15.4.	Entire Agreement

This Agreement represents the entire understanding and agreement between the Parties with respect to its subject matter and supersedes all prior agreements, understandings, negotiations and communications relating to such subject matter unless otherwise specifically stated in this Agreement. Neither Party shall be liable to the other Party or to any third party for any promise, representation, warranty, covenant, provision or practice except as specifically stated in this Agreement.

15.5.	Amendments and Waivers

Any amendment to or waiver of this Agreement shall be made in writing and shall have no effect before signed by the duly authorized representatives of both Parties or, in the case of a waiver, by the Party waiving compliance with this Agreement, unless more stringent form requirements (e.g. notarization) must be satisfied under applicable law.

Failure by any Party at any time to require performance of any provisions of this Agreement shall in no manner affect its right to enforce the same, and the waiver by any Party of any breach of any provision of this Agreement shall not be construed to be a waiver by such Party of any succeeding breach of such provision or waiver by such Party of any breach of any other provision hereof.

15.6.	Assignment

This Agreement and the rights and obligations specified hereunder shall be binding upon and inure to the benefit of the Parties and shall not be assignable by either Party without the prior written consent of the other Party.

15.7.	Interpretation

(1)	The Schedules to this Agreement are an integral part of this Agreement and any reference to this Agreement includes this Agreement and the Schedules as a whole. In the case of a conflict between any Schedule and the provisions of this Agreement, the provisions of this Agreement shall prevail.

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(2)	The headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

(3)	Terms to which a German or other foreign language translation has been added shall be interpreted as having the meaning assigned to them by the German or other foreign language translation.

(4)	Words such as “hereof”, “herein” or “hereunder” refer (unless otherwise required by the context) to this Agreement as a whole and not to a specific provision of this Agreement. The term “including” shall mean “including, without limitation”.

(5)	Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

(6)	Any reference to “applicable law” or “applicable laws” contained in this Agreement shall include any statute, code, regulation, directive, ordinance, binding guideline or other legally binding general rule or decree (anwendbares Recht), applicable in any jurisdiction and relating to any matter whatsoever.

(7)	For the purposes of this Agreement, a “Business Day” means any day other than a Saturday, Sunday, or any other day on which banks in Frankfurt, Germany, are generally closed.

(8)	“Affiliate” shall mean any individual person or legal entity who or which are affiliated enterprises (verbundene Unternehmen) within the meaning of Section 15 AktG.

15.8.	Severability

If any part of this Agreement is held to be invalid or unenforceable, such determination shall not invalidate any other provision of this Agreement. However, the Parties hereto shall attempt, through negotiations in good faith, to replace any part of this Agreement so held to be invalid or unenforceable in order to give effect to the commercial intentions of the Parties when signing this Agreement. The failure of the Parties to reach an agreement on a replacement provision shall not affect the validity of the remaining provisions of this Agreement. The preceding shall apply mutatis mutandis to any gap that may be found to exist in this Agreement. The legal principle contained in section 139 of the German Civil Code, including in the sense of a reversal of the burden of proof, shall not apply.

This deed was read aloud to the persons appearing, approved by them and signed by them and the notary public as below.

/s/ Simon Almström (acting on behalf of EVO 467. GmbH (in future: Inpixon Holding GmbH))

/s/ Dr. Christiane Göb-Krumme (acting on behalf of XTI Aerospace, Inc.)

/s/ Dr. Stefan Bernhard-Eckel (Notary)

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